Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis, and references are made to the announcements of the Company dated 30 November 2020 and 4 December 2020, respectively.

As previously announced, the Department of Defense of the United States of America added China National Offshore Oil Corporation (“CNOOC”), the controlling shareholder of the Company, to the list of Chinese companies with alleged ties to the Chinese military on 3 December 2020 (Eastern Standard Time).

The Company noted that the Office of Foreign Assets Control (“OFAC”) of the Department of the Treasury of the United States of America added the Company to its list of Chinese companies with alleged ties to the Chinese military on 8 January 2021 (Eastern Standard Time). The relevant list can be found at: https://www.treasury.gov/ofac/downloads/ccmc/ns-ccmc_list.pdf

The Company regrets the aforesaid decision and action of OFAC. Since its listing in February 2001, the Company has strictly complied with the laws, regulations and regulatory requirements of its listing venues and has been operating in accordance with laws and regulations. The Company is committed to achieving favourable results, and has been willing to share the fruits of its success with investors and continuously create value for its shareholders. The Company is assessing the impact of the situation and will closely monitor relevant development of the situation, and will make further announcements as necessary and when appropriate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws.

Shareholders of the Company and prospective investors are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 11 January 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong